UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69763

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/1/2022__ AND ENDING __12/31/2022__
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Cadia Capital Advisors, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__10 Pembroke Place__
(No. and Street)

__Ballsbridge__	__Ireland__	__D04 V1W6__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Deirdre Patten Kowalski 281-419-6030__   dpatten@pattentraining.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Jennifer Wray CPA PLLC__

(Name – if individual, state last, first, and middle name)

__800 Bonaventure Way, Suite 168__	__Sugar Land__	__TX__	__77479__
(Address)	(City)	(State)	(Zip Code)
__11/30/2016__		__6328__	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Deirdre Patten Kowalski _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cadia Capital Advisors, LLC _____ , as of 12/31 _____ , 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: CCO

Mae Baird Sheffield

Notary Public



MAE BAIRD SHEFFIELD
MY COMMISSION EXPIRES
04/22/2026
NOTARY ID: 1006258-5

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Cadia Capital Advisors, LLC (DBA Rubicon Capital Advisors)

Annual Audited Report
Form X-17A-5
Part III

SEC File No. 8-69763
For the Year Ended December 31, 2022

and

Report of Independent Registered Public Accounting Firm

Content

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of

Cadia Capital Advisors LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cadia Capital Advisors LLC as of December 31, 2022, the related statements of income, changes in member's equity, statement of changes in liabilities subordinated to claims of general creditors and cash flows for the year ended December 31, 2022, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Cadia Capital Advisors LLC as of December 31, 2022 and the results of its operations and its cash flows for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Cadia Capital Advisors LLC's management. Our responsibility is to express an opinion on Cadia Capital Advisors LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cadia Capital Advisors LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of Cadia Capital Advisors LLC's financial statements. The supplemental information is the responsibility of Cadia Capital Advisors LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC



We have served as Cadia Capital Advisors LLC's auditor since 2022.

Sugar Land, Texas

March 31, 2023

Cadia Capital Advisors, LLC (DBA Rubicon Capital Advisors)
Statement of Financial Condition
December 31, 2022

Assets

Cash & Cash equivalents	1,379,530.16
Accounts Receivable	135,000.00
Prepaid Expenses & Other Assets	26,700.83
Total Assets	1,541,230.99

Liabilities & Members Equity

Liabilities

Accounts Payable & Accrued Liabilities	46,040.99
Payable to Affiliates	466,580.26
Subordinated Borrowings	4,000,000.00
	4,512,621.25
	-
Member's Equity	2,971,390.26
Total Liabilities & Member's Equity	1,541,230.99

The accompanying notes are an integral part of these financial statements.

Cadia Capital Advisors, LLC (DBA Rubicon Capital Advisors)
Notes to Financial Statements
For the Year Ended December 31, 2022

Note 1. Summary of Significant Accounting Policies

Business of the Company
Cadia Capital Advisors, LLC (DBA Rubicon Capital Advisors) (the "Company") became registered as a broker/dealer with the Securities and Exchange Commission on Novemeber 30, 2017 and is a member of the Financial Industry Regulatory Authority Inc., specializing in private placements, merger and acquisition transactions and advisory services. Although the firm may service other sectors, their primary focus is in infrastructure as well as in renewable energy.

The Company is a wholly owned subsidiary of Cadia Capital Ireland Limited (the "Parent"). The Company was formed on December 21, 2015, pursuant to the general corporation laws of the state of Delaware.

Revenue Recognition
The Company adopted Accounting Standards Codification Topic 606, Revenue from Contracts with Customers ("ASC Topic 606") which requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires the entity to follow a five-step model to (1) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Investment banking fees are recorded on a settlement date basis. Advisory fees are recognized at the time services are earned.

Success fees are recorded when a transaction has been consummated and are contingent on the closing of a transaction such as a merger, consolidation, reorganization, spin-off, recapitalization, restructuring, leveraged buyout, tender or exchange offer, purchase or sale of stock assets, or other similar events. Upon the closing of a transaction, the Company will record revenue based upon the agreed-upon terms specific to the customer. Upon the successful completion of the transaction, retainer fees previously remitted can be offset against final payment, if contractually stipulated.

Receivables from Clients
Receivables are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual client receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2022, there was no allowance for doubtful accounts.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Note 1. Summary of Significant Accounting Policies (Continued)

Concentrations of Credit Risk for Cash
The Company's cash balances in banks are insured by the Federal Deposit Insurance Corporation subject to certain limitations

Income Taxes
The Company is a single member limited liability company which is generally disregarded for Federal, New York State and New York City income tax purposes. However, the Company elected to be treated as a domestic corporation for income tax purposes.

The Company accounts for income under the liability method, which requires an asset and liability approach that recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's Statement of Financial Operations or tax returns.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Related Party Transactions

The Company has entered into a service agreement with an affiliate whereby the affiliate charges the Company for occupancy charges, employee compensation, travel, entertainment, marketing, technology, and business development charges. Charges allocated by affiliates are included in the Statement of Operations and totaled $3,409,571 for the year ended December 31, 2022.

As of December 31, 2022 the Company owes the Parent and affiliates $466,580 for allocation of expenses and other cash advances.

Note 3. Liabilities Subordinated to General Creditor

On July 12, 2019 the Company entered into a subordinated loan agreement with its Parent, Cadia Capital Ireland Limited, in the principal amount of $2,000,000, bearing interest at 4.0% per annum. The subordinated loan was initially set to mature on or before July 11, 2022. In 2021, the Company extended the subordinated loan with a new maturity date of July 11, 2024.

On July 5th, 2022, the Company entered into an additional subordinated loan agreement with its Parent, Cadia Capital Ireland Limited, in the principal amount of $1,000,000, bearing interest at 4.0% per annum. The subordinated loan matures on or before July 11, 2025.

On December 27, 2022, the Company entered into an additional subordinated loan agreement with its Parent, Cadia Capital Ireland Limited, in the principal amount of $1,000,000, bearing interest at 4.0% per annum. The subordinated loan matures on or before December 31, 2025.

Interest expense for the year ended December 31, 2022 was $103,365 and was included in interest expense on the Statement of Operations for the year ended December 31, 2022.

The subordinated loan has been approved by FINRA and is available in computing net capital under the SEC's Uniform Net Capital Rule 15c3-1. To the extent that such borrowing is required for the Company's continued compliance with net capital requirements, it may not be repaid.

Note 4. Income Taxes

The Company has Federal, New York State and New York City net operating loss carryforwards of approximately $4,762,000 as of December 31, 2022, that may be applied against future taxable income. The loss is carried forward indefinitely for federal tax purposes, but limited to a 20-year carryforward for New York purposes. A valuation allowance has been established equal to 100% of the deferred tax assets for federal of $870,000, New York State of $309,000 and New York City of $309,000.

Note 5. Significant Customers

Fees earned from major non-affiliated customers for the year ended December 31, 2022 were as follows:

	Percentage of total investment banking fees
Customer 1	100%

At December 31, 2022 the Company had no accounts receivable from non-affiliated customers that equaled or exceeded 82%.

Note 6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $866,908, which exceeded requirements by $832,734. The Company's ratio of aggregate indebtedness to net capital ratio was .5913 to 1 at December 31, 2022.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

Note 7.   Commitments and Contingencies

During the year, the Company's directors took steps to build a strong pipeline and to reduce costs. With the combination of cost reductions, retained reserves, business pipeline, and support from the Parent if required, the Directors do not have any material concerns regarding the Company's ability to continue to operate as a going concern.

Note 8.   Subsequent Events

The Company evaluated subsequent events through March 31, 2023, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

Note 9.   Going Concern

The Company believes that its income will increase in 2023 and is confident that its parent company, Cadia Capital Ireland Limited, will continue to provide financial support as required during the coming year.